PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2007 SEP 17 A 10: 34

28 August 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

07026499

SUPPL

Dear Sirs,

GKN plc

- **Holding(s) in Company**

For your information I enclose a copy of the above announcement, released to the London Stock Exchange on August 24.

Yours faithfully,

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Sandie De Ritter

Enc

dw 9/17

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	14:57 24-Aug-07
Number	PRNUK-2408

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify)

3. Full name of person(s) subject to the notification obligation (iii):

The Bank of New York Mellon Corporation

4. Full name of shareholder(s) (if different from 3.) (iv):

BNY Investment Advisers

Franklin Portfolio Associates LLC

Mellon Capital Management Corporation

Mellon Equity Associates LLP

The Boston Company Asset Management LLC

5. Date of the transaction and date on which the threshold is crossed or reached (v):

25/07/2007

6. Date on which issuer notified:

24/08/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0030646508	34,728,438	4.93%	36,504,279	36,504,279		5.18%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
36,504,279	5.18%

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held, if applicable (xv):

The Bank of New York Mellon Corporation is making the disclosure as the ultimate parent company of:

BNY Investment Advisers

Franklin Portfolio Associates LLC

Mellon Capital Management Corporation

Mellon Equity Associates LLP

The Boston Company Asset Management LLC

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

GKN plc received this notification from the Bank of New York Mellon Corporation and is disclosing this information in accordance with DTR 5.8.12, including the presentation of information under Section 8A.

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

END

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